                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13E-3/A

                       Rule 13e-3 Transaction Statement
Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3
                          ((S) 240.13e-3) thereunder)

                                Amendment No. 1

                                   MTL Inc.
________________________________________________________________________________
                              (Name of the Issuer)

                                   MTL Inc.
                           Sombrero Acquisition Corp.
                        Apollo Investment Fund III, L.P.
                       Apollo Overseas Partners III, L.P.
                        Apollo (U.K.) Partners III, L.P.
                            Apollo Advisors II, L.P.
                                Elton E. Babbitt
                            Charles J. O'Brien, Jr.
________________________________________________________________________________
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $0.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)

                                   624903100
________________________________________________________________________________
                     (CUSIP Number of Class of Securities)

         Charles J. O'Brien, Jr.                                                            Joshua Harris
  President and Chief Executive Officer                                              Sombrero Acquisition  Corp.
                 MTL Inc.                                                            c/o Apollo Management, L.P.
            3108 Central Drive                                                       1301 Avenue of the Americas
        Plant City, Florida 33567                                                      New York, New York 10019
              (813) 754-4725                                                                (212) 261-4000
                                                        Copies to:
             William Schifino                       Michael  D. Weiner                     Morton A. Pierce
        Schifino & Fleischer, P.A.                Apollo Management, L.P.                Dewey Ballantine LLP
          One Tampa City Center               1999 Avenue of the Stars, Suite        1301 Avenue of the Americas
  201 North Franklin Street, Suite 2700                    1900                     New York, New York 10019-6092
           Tampa, Florida 33602                Los Angeles, California 90067                (212) 259-8000
              (813) 223-1535                           (310) 201-4100



(Name, Addresses And Telephone Numbers Of Persons Authorized To Receive Notices And Communications On Behalf Of Person(s) Filing Statement)

          This statement is filed in connection with (check the appropriate box):

          (a) [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
          (b) [ ] The filing of a registration statement under the Securities Act of 1933.
          (c) [ ]  A tender offer.
          (d) [ ]  None of the above.

          Check the following box if soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

          Calculation of Filing Fee


--------------------------------------------------------------------------------
                        Transaction Valuation*            Amount Of Filing Fee**
                             $186,561,582                                $37,313
--------------------------------------------------------------------------------

          * For purposes of calculation of fee only. This amount is based on (i) the conversion of 4,335,546 shares of common stock, par value $0.01 per share, of MTL Inc. (the "Common Stock") into the right to receive $40.00 in cash per share and (ii) the payment of an amount, with respect to options to purchase 534,788 shares of Common Stock, equal to the difference between the applicable exercise prices and $40.00 per share of Common Stock.

          **     The amount of the filing fee, calculated in accordance with
          Rule 0-11, equals 1/50 of one percent of the transaction value.

          [x]    Check box if any part of the fee is offset as provided by Rule
          0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filings.

          Amount Previously Paid:      $37,313
                                 --------------------------------------
          Form or Registration No.:    Preliminary Proxy Statement
                                   ------------------------------------
          Filing Party:                MTL Inc.
                       ------------------------------------------------
          Date Filed:                       March 3, 1998
                       ------------------------------------------------

     This Amendment No. 1 to the Rule 13e-3 Transaction Statement (the "Statement") relates to the Agreement and Plan of Merger dated as of February 10, 1998 (the "Merger Agreement") by and between Sombrero Acquisition Corp., a Florida Corporation, ("Merger Sub") and MTL Inc., a Florida Corporation ("MTL" or the "Company"). Merger Sub was recently formed by and is wholly-owned by certain affiliates of Apollo Management, L.P. (the "Apollo Investors"). The Apollo Investors are Apollo Investment Fund III, L.P., a Delaware limited partnership, Apollo Overseas Partners III, L.P., a Delaware limited partnership, and Apollo (U.K.) Partners III, L.P., a limited partnership organized under the laws of the United Kingdom. Apollo Management, L.P., a Delaware limited partnership which serves as the manager of the Apollo Investors, may designate other affiliated funds to comprise the Apollo Investors prior to the Effective Time (as defined below). In addition, Merger Sub may issue additional equity interests to certain institutional investors prior to the Effective Time. Merger Sub was formed for the purpose of consummating the Merger (as defined below). A copy of the Merger Agreement is attached as Annex A to the preliminary proxy statement filed by the Company with the Securities and Exchange Commission contemporaneously herewith (including all annexes thereto, the "Proxy Statement"). The Proxy Statement is attached hereto as Exhibit (d).

     Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time (as defined below) (i) Merger Sub will be merged into MTL (the "Merger"), with MTL continuing as the surviving corporation (the "Surviving Corporation"); (ii) the current directors of MTL will be replaced by the directors of Merger Sub (and a majority of the directors of the Surviving Corporation will be designees of the Apollo Investors); (iii) the shares of common stock of Merger Sub held by the Apollo Investors will be converted into shares of common stock, par value $0.01 per share, of the Surviving Corporation (the "Surviving Corporation Common Stock"), representing approximately 85.4% of the outstanding shares of the Surviving Corporation Common Stock; (iv) certain officers and employees of MTL will retain certain of their existing shares (the "Rollover Shares") of common stock, par value $0.01 per share, in MTL (the "MTL Common Stock"), or will purchase shares of common stock of the Surviving Corporation at the Effective Time, which, together with the Rollover Shares, will represent approximately 14.6% of the outstanding shares of the Surviving Corporation Common Stock; and (v) each share of MTL Common Stock outstanding immediately prior to the Effective Time (except for the Rollover Shares and treasury shares held by MTL) will be converted into the right to receive $40.00 per share in cash. Shares of MTL Common Stock held in the Company's treasury will be cancelled and retired. The effective time of the Merger will be the date and time of the filing of the Articles of Merger with the Florida Department of State in accordance with the Florida Business Corporation Act (the "Effective Time"), which is scheduled to occur as soon as practicable after the satisfaction of certain closing conditions.

     The following Cross Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Proxy Statement, a copy of which is attached hereto as Exhibit (d), is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Proxy Statement. The Proxy Statement will be completed and, if appropriate, amended, prior to the time it is first sent or given to shareholders of the Company. This Statement will be amended to reflect such completion or amendment of the Proxy Statement.

     The filing of this Statement shall not be construed as an admission by the Company, Elton E. Babbitt, or Charles J. O'Brien, Jr., or by Merger Sub, the Apollo Investors, Apollo

Advisors II, L.P. (a Delaware limited partnership and the general partner of each of the Apollo Investors) or any of their affiliates (together, the "Apollo Entities"), that the Company is "controlled" by the Apollo Entities or that any of the Apollo Entities is an "affiliate" of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Securities Exchange Act of 1934, as amended.

                             CROSS REFERENCE SHEET


     Item in Schedule 13E-3                       Location in Proxy Statement
     ----------------------                       ---------------------------
Item 1(a) and (b)....................  Outside Front Cover Page, "SUMMARY--The Parties to the Merger"
                                       and "The Special Meeting--Record Date, Solicitation and
                                       Revocability of Proxies".

Item 1(c) and (d)....................  "SUMMARY--Market Prices; Dividends" and "MARKET PRICES AND
                                       DIVIDENDS".

Item 1(e)............................  Not applicable.

Item 1(f)............................  Not applicable.

Item 2(a) - (d)......................  Outside Front Cover Page, "SUMMARY--The Parties to the Merger",
                                       "MERGER SUB AND THE APOLLO INVESTORS" and "DIRECTORS AND
                                       EXECUTIVE OFFICERS OF THE SURVIVING CORPORATION".

Item 2(e) and (f)....................  Negative.

Item 2(g)............................  Not applicable.

Item 3(a) and (b)....................  "SUMMARY--Reasons for the Merger", "--Recommendation of the
                                       Board", "--Opinion of Financial Advisor", "--Interests of Certain
                                       Persons in the Merger", "--Certain Related Agreements", "SPECIAL
                                       FACTORS--Background of the Transaction", "--Reasons for the
                                       Merger; Recommendation of the Board of Directors", "--Opinion of
                                       BT Alex. Brown, Financial Advisor to MTL", "--Interests of
                                       Certain Persons in the Merger" and "--Certain Related
                                       Agreements".

Item 4(a) and (b)....................  Outside Front Cover Page, "SUMMARY --Terms of the Merger",
                                       "--Effective Time", "--Conditions to Consummation of the Merger",
                                       "--Interests of Certain Persons in the Merger",
                                       "--Certain Related Agreements", "--No Solicitation; Fiduciary
                                       Duties", "--Termination; Fees and Expenses", "--No Appraisal
                                       Rights", "SPECIAL FACTORS--Interests of Certain Persons in the
                                       Merger", "--Certain Related Agreements", "CERTAIN PROVISIONS OF
                                       THE MERGER AGREEMENT" and  ANNEX A.

Item 5(a)............................  Not applicable.

Item 5(b)............................  Not applicable.

Item 5(c)............................  "SUMMARY--Certain Effects of the Merger", "CERTAIN PROVISIONS OF
                                       THE MERGER AGREEMENT--Board of Directors and Officers of the
                                       Surviving Corporation" and "DIRECTORS AND OFFICERS OF THE
                                       SURVIVING CORPORATION".


Item 5(d) - (g)......................  "SUMMARY--Terms of the Merger", "--Certain Effects of the
                                       Merger", "--Market Prices; Dividends", "SPECIAL FACTORS--Certain
                                       Effects of the Merger", "CERTAIN PROVSIONS OF THE MERGER
                                       AGREEMENT--Treatment of Securities in the Merger" and "MARKET
                                       PRICES AND DIVIDENDS".

Item 6(a)  (d).......................  "SUMMARY--Financing Arrangements" and "FINANCING OF THE MERGER".

Item 7(a) - (d)......................  Outside Front Cover Page, "SUMMARY--Reasons for the Merger",
                                       "--Recommendation of the Board", "--Opinion of Financial
                                       Advisor", "--Interests of Certain Persons in the Merger",
                                       "--Certain Related Agreements",  "--Certain Effects of the
                                       Merger", "--Federal Income Tax Consequences of the Merger", "--No
                                       Appraisal Rights", "SPECIAL FACTORS--Background of the
                                       Transaction",  "--Reasons for the Merger; Recommendation of the
                                       Board of Directors", "--Purposes and Reasons of the Apollo Investors
                                       and Merger Sub for the Merger", "--Purposes and Reasons of Messrs. Babbitt
                                       and O'Brien in Agreeing to the Merger", "--Opinion of BT Alex. Brown, Financial
                                       Advisor to MTL", "--Interests of Certain Persons in the Merger",
                                       "--Certain Effects of the Merger", "--Certain Federal Income Tax
                                       Consequences of the Merger", "--No Appraisal Rights",  "--Certain
                                       Related Agreements", "CERTAIN PROVISIONS OF THE MERGER
                                       AGREEMENT--General", "--Treatment of Securities in the Merger"
                                       and "--Payment for Shares".

Item 8(a) - (b)......................  "SUMMARY--Reasons for the Merger", "--Recommendation of the
                                       Board", "SPECIAL FACTORS--Reasons for the Merger; Recommendation
                                       of the Board of Directors", "--Position of the Apollo Investors and
                                       Merger Sub as to Fairness of the Merger" and "--Position of Messrs.
                                       Babbitt and O'Brien as to Fairness of the Merger".

Item 8(c)............................  "SUMMARY--The Special Meeting", "--Conditions to the Consummation
                                       of the Merger", "THE SPECIAL MEETING--Quorum; Required Vote" "SPECIAL
                                       FACTORS--Reasons for the Merger; Recommendation of the Board of Directors",
                                       "--Position of the Apollo Investors and Merger Sub as to Fairness of the Merger",
                                       --Position of Messrs. Babbitt and O'Brien as to Fairness of the Merger" and
                                       "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Conditions to the
                                       Consummation of the Merger".

Item 8(d)............................  "SPECIAL FACTORS-- Reasons for the Merger; Recommendation of the
                                       Board of Directors", "--Position of the Apollo Investors
                                       and Merger Sub as to Fairness of the Merger" and "--Position of
                                       Messrs. Babbitt and O'Brien as to Fairness of the Merger".

Item 8(e)............................  "SPECIAL FACTORS--Background of the Transaction"; "--Reasons for the
                                       Merger; Recommendation of the Board of Directors".

Item 8(f)............................  Not applicable.

Item 9(a) - (c)......................  "SUMMARY--Reasons for the Merger", "--Recommendation of the
                                       Board", "--Opinion of Financial Advisor", "SPECIAL
                                       FACTORS--Background of the Transaction", "--Reasons for the
                                       Merger; Recommendation of the Board of Directors", "--Opinion of
                                       BT Alex. Brown, Financial Advisor to MTL" and ANNEX B.

Item 10(a)..........................  "SUMMARY--Interests of Certain Persons in the Merger",
                                       "--Certain Related Agreements", "SPECIAL FACTORS--Interests of
                                       Certain Persons in the Merger", "--Certain Related Agreements" and
                                       "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT".

Item 10(b)..........................   Not applicable.


Item 11..............................  "SUMMARY--Interests of Certain Persons in the Merger",
                                       "--Certain Related Agreements", "SPECIAL FACTORS--Interests of
                                       Certain Persons in the Merger", "--Certain Related Agreements"
                                       and Exhibits (c)(1), (c)(2), (c)(3), (c)(4), (c)(5) and (c)(6)
                                       separately included herewith.

Item 12(a) and (b)...................  "SUMMARY--The Special Meeting", "--Recommendation of the Board",
                                       "THE SPECIAL MEETING--Quorum; Required Vote", "SPECIAL
                                       FACTORS--Reasons for the Merger; Recommendation of the Board of
                                       Directors", "--Position of the Apollo Investors and Merger
                                       Sub as to Fairness of the Merger", "--Position of Messrs. Babbitt
                                       and O'Brien as to Fairness of the Merger" and "--Interests of
                                       Certain Persons in the Merger--Voting Agreement".

Item 13(a)...........................  "SUMMARY--No Appraisal Rights" and "SPECIAL FACTORS--No Appraisal
                                       Rights".

Item 13(b)...........................  Not applicable.

Item 13(c)...........................  Not applicable.

Item 14(a)...........................  "SUMMARY--Selected Historical Consolidated Financial
                                       Information", "SELECTED CONSOLIDATED HISTORICAL FINANCIAL
                                       INFORMATION" and Exhibit (g) separately included herewith.

Item 14(b)...........................  Not applicable.

Item 15(a) - (b).....................  "SUMMARY--The Special Meeting" and "THE SPECIAL MEETING--Record
                                       Date; Solicitation and Revocability of Proxies".

Item 16..............................  Preliminary copies of each of the Proxy Statement, Letter to
                                       Shareholders and Notice of Special Meeting of Shareholders
                                       separately included herewith as Exhibit (d).

Item 17..............................  Separately included herewith as Exhibits.

     ITEM 1.  ISSUER AND CLASS OF SECURITIES SUBJECT TO THE TRANSACTION.

     (a) and (b) The information set forth on the Outside Front Cover Page and in "SUMMARY--The Parties to the Merger" and "THE SPECIAL MEETING--Record Date, Solicitation and Revocability of Proxies" of the Proxy Statement is incorporated herein by reference.

     (c) and (d) The information set forth in "SUMMARY--Market Prices; Dividends" and "MARKET PRICES AND DIVIDENDS" of the Proxy Statement is incorporated herein by reference.

     (e)  Not applicable.

     (f)  Not applicable.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) - (d) This Statement is being filed by Merger Sub, the Apollo Investors, Apollo Advisors II, L.P. (a Delaware limited partnership and the general partner of each of the Apollo Investors), Elton E. Babbitt, Charles J. O'Brien, Jr. and the Company, which is the issuer of the MTL Common Stock, the class of equity securities to which this Statement relates (collectively the "Filing Persons"). The information set forth on the Outside Front Cover Page and in "SUMMARY--The Parties to the Merger", "MERGER SUB AND THE APOLLO INVESTORS" and "DIRECTORS AND EXECUTIVE OFFICERS OF THE SURVIVING CORPORATION" of the Proxy Statement is incorporated herein by reference.

     (e) and (f) During the last five years, none of the Filing Persons, nor to the best of their knowledge any of the officers, directors, control persons or general partners of the Filing Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g)  Not applicable.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) and (b) The information set forth in "SUMMARY--Reasons for the Merger", "--Recommendation of the Board", "--Opinion of Financial Advisor", "--Interests of Certain Persons in the Merger", "--Certain Related Agreements", "SPECIAL FACTORS--Background of the Transaction", "--Reasons for the Merger; Recommendation of the Board of Directors", "--Opinion of BT Alex. Brown, Financial Advisor to MTL", "--Interests of Certain Persons in the Merger" and "- -Certain Related Agreements" of the Proxy Statement is incorporated herein by reference.

Item 4.  Terms of the Transaction.

     (a) and (b) The information set forth on the Outside Front Cover Page and in "SUMMARY--Terms of the Merger", "--Effective Time", "--Conditions to Consummation of the Merger", "--Interests of Certain Persons in the Merger", "--Certain Related Agreements", "--No Solicitation; Fiduciary Duties", "--Termination; Fees and Expenses", "--No Appraisal Rights", "SPECIAL FACTORS-- Interests of Certain Persons in the Merger", "--Certain Related Agreements", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT" and ANNEX A of the Proxy Statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)  Not applicable.

     (b)  Not applicable.

     (c) The information set forth in "SUMMARY--Certain Effects of the Merger", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--Board of Directors and Officers of the Surviving Corporation" and "DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION" of the Proxy Statement is incorporated herein by reference.

     (d) - (g) The information set forth in "SUMMARY--Terms of the Merger", "-- Certain Effects of the Merger", "--Market Prices; Dividends", "SPECIAL FACTORS-- Certain Effects of the Merger", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT-- Treatment of Securities in the Merger" and "MARKET PRICES AND DIVIDENDS" of the Proxy Statement is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) - (d) The information set forth in "SUMMARY--Financing Arrangements" and "FINANCING OF THE MERGER" of the Proxy Statement is incorporated herein by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) - (d) The information set forth on the Outside Front Cover Page and in "SUMMARY--Reasons for the Merger", "--Recommendation of the Board", "--Opinion of Financial Advisor", "--Interests of Certain Persons in the Merger", "-- Certain Related Agreements", "--Certain Effects of the Merger", "--Federal Income Tax Consequences of the Merger", "--No Appraisal Rights", "SPECIAL FACTORS--Background of the Transaction", "--Reasons for the Merger; Recommendation of the Board of Directors", "--Purposes and Reasons of the Apollo Investors and Merger Sub for the Merger", "--Purposes and Reasons of Messrs. Babbitt and O'Brien in Agreeing to the Merger", "--Opinion of BT Alex. Brown, Financial Advisor to MTL", "--Interests of Certain Persons in the Merger", --Certain Effects of the Merger", "--Certain Federal Income Tax Consequences of the Merger", "--No Appraisal Rights", "--Certain Related Agreements", "CERTAIN PROVISIONS OF THE MERGER AGREEMENT--General", "--Treatment of Securities in the Merger" and "--Payment for Shares" of the Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a) - (b) The information set forth in "SUMMARY--Reasons for the Merger", "--Recommendation of the Board", "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors", "--Position of the Apollo Investors and Merger Sub as to Fairness of the Merger" and "--Position of Messrs. Babbitt and O'Brien as to Fairness of the Merger" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in "SUMMARY--The Special Meeting", "--Conditions to Consummation of the Merger", "THE SPECIAL MEETING--Quorum; Required Vote", "SPECIAL FACTORS-- Reasons for the Merger; Recommendation of the Board of Directors", "--Position of the Apollo Investors and Merger Sub as to Fairness of the Merger", "--Position of Messrs. Babbitt and O'Brien as to Fairness of the Merger" and "CERTAIN PROVISIONS OF THE MERGER AGREEMENT-- Conditions to the Consummation of the Merger" of the Proxy Statement is incorporated herein by reference.

     (d) The information set forth in "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors", "--Position of the Apollo Investors and Merger Sub as to Fairness of the Merger" and "--Position of Messrs. Babbitt and O'Brien as to Fairness of the Merger" is incorporated herein by reference.

     (e) The information set forth in "SPECIAL FACTORS--Background of the Transaction", and "--Reasons for the Merger; Recommendation of the Board of Directors" of the Proxy Statement is incorporated herein by reference.

     (f)  Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) - (c) The information set forth in "SUMMARY--Reasons for the Merger", "--Recommendation of the Board", "--Opinion of Financial Advisor", "SPECIAL FACTORS--Background of the Transaction", "--Reasons for the Merger; Recommendation of the Board of Directors", "--Opinion of BT Alex. Brown, Financial Advisor to MTL" and ANNEX B of the Proxy Statement is incorporated herein by reference.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information set forth in "SUMMARY--Interests of Certain Persons in the Merger", "--Certain Related Agreements", "SPECIAL FACTORS-- Interests of Certain Persons in the Merger", "--Certain Related Agreements" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Proxy Statement is incorporated herein by reference.

     (b)  Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "SUMMARY--Interests of Certain Persons in the Merger", "--Certain Related Agreements", "SPECIAL FACTORS--Interests of Certain Persons in the Merger" and "--Certain Related Agreements" of the Proxy Statement is incorporated herein by reference. See also Exhibits (c)(1), (c)(2), (c)(3),
(c)(4), (c)(5) and (c)(6) attached hereto.

ITEM 12. PRESENT INTENTION AND RECOMMENDATIONS OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) and (b) The information set forth in "SUMMARY--The Special Meeting", "- -Recommendation of the Board", "THE SPECIAL MEETING--Quorum; Required Vote", "SPECIAL FACTORS--Reasons for the Merger; Recommendation of the Board of Directors", "--Position of the Apollo Investors and Merger Sub as to Fairness of the Merger", "--Position of Messrs. Babbitt and O'Brien as to Fairness of the Merger" and "--Interests of Certain Persons in the Merger--Voting Agreement" of the Proxy Statement is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in "SUMMARY--No Appraisal Rights", and "SPECIAL FACTORS--No Appraisal Rights" of the Proxy Statement is incorporated herein by reference.

     (b)  Not applicable.

     (c)  Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a) The information set forth in "SUMMARY--Selected Historical Consolidated Financial Information" and "SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION" of the Proxy Statement is incorporated herein by reference. In addition, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 1997, a copy of which is attached hereto as Exhibit (g), is incorporated herein by reference.

     (b)  Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) and (b) The information set forth in "SUMMARY--The Special Meeting" and "THE SPECIAL MEETING--Record Date, Solicitation and Revocability of Proxies" of the Proxy Statement is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     Additional information concerning the Merger is set forth in the preliminary copies of each of the Proxy Statement, Letter to Shareholders and Notice of Special Meeting of Shareholders which are attached hereto as Exhibit
(d).

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Bank Commitment Letter from Bankers Trust Company and Credit Suisse First Boston ("CSFB") to Merger Sub dated as of February 10, 1998. +

     (a)(2) Bridge Loan Commitment Letter from Bankers Trust New York Corporation and CSFB to Merger Sub dated as of February 10, 1998. +

     (a)(3) Bridge Loan Indemnity Letter, dated as of February 10, 1998, among Bankers Trust New York Corporation, CSFB and Merger Sub. +

     (b)(1) Fairness Opinion, dated as of February 10, 1998, delivered by BT Alex. Brown Incorporated (filed herewith as Annex B to the Proxy Statement, which is filed as Exhibit (d) hereto).

     (b)(2) Exhibits in Support of Fairness Opinion--Project Pewter, dated as of February 10, 1998, prepared by BT Alex. Brown.

     (b)(3) Consent of BT Alex. Brown, dated as of April 2, 1998, to inclusion of the Fairness Opinion (filed herewith as Annex B to the Proxy Statement, which is filed as Exhibit (d) hereto) in the Schedule 13E-3.

     (c)(1) Merger Agreement (filed herewith as Annex A to the Proxy Statement, which is filed as Exhibit (d) hereto).

     (c)(2) Voting Agreement, dated as of February 10, 1998, between Merger Sub and Elton E. Babbitt, Gordon Babbitt, Richard Brandewie, Charles J. O'Brien, Jr., Marvin Sexton, Sean McAvoy Children's Trust, Dale McAvoy Children's Trust, Kyle McAvoy Children's Trust, Sara Malinowski Children's Trust, Lindsey Malinowski Children's Trust and Dana Malinowski Children's Trust.

     (c)(3) Employment Agreement, dated as of February 10, 1998, by and between Charles J. O'Brien and Montgomery Tank Lines, Inc., an Illinois Corporation and a wholly- owned subsidiary of the Company ("Montgomery Tank Lines"). +

     (c)(4) Employment Agreement, dated as of February 10, 1998, by and between Richard J. Brandewie and Montgomery Tank Lines. +

     (c)(5) Employment Agreement, dated as of February 10, 1998, by and between Marvin Sexton and Montgomery Tank Lines. +

     (c)(6) Non-Competition Agreement, dated as of February 10, 1998, by and between MTL Inc. and Elton E. Babbitt.

     (d) Preliminary copies of each of the Proxy Statement of the Company, Letter to Shareholders, Notice of Special Meeting of Shareholders and Proxy Card.

     (e)  Not applicable.

     (f)  None.

     (g) The audited consolidated financial statements of the Company for the fiscal year ended December 31, 1997. +

________________________
+ Previously filed.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      , 1998

                              MTL INC.



                              By: /s/ Charles J. O'Brien, Jr.
                                 -------------------------------------
                                 Charles J. O'Brien, Jr.
                                 President and Chief Executive Officer

                                  /s/ Elton E. Babbitt
                                 -------------------------------------
                                 Elton E. Babbitt

                                  /s/ Charles J. O'Brien, Jr.
                                 -------------------------------------
                                 Charles J. O'Brien, Jr.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:       , 1998

                            SOMBRERO ACQUISITION CORP.


                            By: /s/ Michael D. Weiner
                               -------------------------------------
                               Name:  Michael D. Weiner
                               Title:   Vice President


                            APOLLO INVESTMENT FUND III, L.P.

                            By:  Apollo Advisors II, L.P.,
                                 its General Partner

                            By:  Apollo Capital Management II, Inc.,
                                 its General Partner

                            By: /s/ Michael D. Weiner
                               -------------------------------------
                               Name:  Michael D. Weiner
                               Title:   Vice President


                            APOLLO OVERSEAS PARTNERS III, L.P.

                            By:  Apollo Advisors II, L.P.,
                                 its General Partner

                            By:  Apollo Capital Management II, Inc.,
                                 its General Partner

                            By: /s/ Michael D. Weiner
                               -------------------------------------
                               Name:  Michael D. Weiner
                               Title:   Vice President

                            APOLLO (U.K.) PARTNERS III, L.P.

                            By:  Apollo Advisors II, L.P.,
                                 its General Partner

                            By:  Apollo Capital Management II, Inc.,
                                 its General Partner

                            By: /s/ Michael D. Weiner
                               -------------------------------------
                               Name:  Michael D. Weiner
                               Title:   Vice President


                            APOLLO ADVISORS II, L.P.

                            By:  Apollo Capital Management II, Inc.,
                                 its General Partner

                            By: /s/ Michael D. Weiner
                               -------------------------------------
                               Name:  Michael D. Weiner
                               Title:   Vice President

                                 EXHIBIT INDEX


Exhibit No.    DESCRIPTION
-----------    -----------

     (a)(1) Bank Commitment Letter from Bankers Trust Company and Credit Suisse First Boston ("CSFB") to Merger Sub dated as of February 10, 1998. +

     (a)(2) Bridge Loan Commitment Letter from Bankers Trust New York Corporation and CSFB to Merger Sub dated as of February 10, 1998. +

     (a)(3) Bridge Loan Indemnity Letter, dated as of February 10, 1998, among Bankers Trust New York Corporation, CSFB and Merger Sub. +

     (b)(1) Fairness Opinion, dated as of February 10, 1998, delivered by BT Alex. Brown Incorporated (filed herewith as Annex B to the Proxy Statement, which is filed as Exhibit (d) hereto).

     (b)(2) Exhibits in Support of Fairness Opinion--Project Pewter, dated as of February 10, 1998, prepared by BT Alex. Brown.

     (b)(3) Consent of BT Alex. Brown, dated as of April 2, 1998, to inclusion of the Fairness Opinion (filed herewith as Annex B to the Proxy Statement, which is filed as Exhibit (d) hereto) in the Schedule 13E-3.

     (c)(1) Merger Agreement (filed herewith as Annex A to the Proxy Statement, which is filed as Exhibit (d) hereto).

     (c)(2) Voting Agreement, dated as of February 10, 1998, between Merger Sub and Elton E. Babbitt, Gordon Babbitt, Richard Brandewie, Charles J. O'Brien, Jr., Marvin Sexton, Sean McAvoy Children's Trust, Dale McAvoy Children's Trust, Kyle McAvoy Children's Trust, Sara Malinowski Children's Trust, Lindsey Malinowski Children's Trust and Dana Malinowski Children's Trust.

     (c)(3) Employment Agreement, dated as of February 10, 1998, by and between Charles J. O'Brien and Montgomery Tank Lines, Inc., an Illinois Corporation and a wholly- owned subsidiary of the Company ("Montgomery Tank Lines").+

     (c)(4) Employment Agreement, dated as of February 10, 1998, by and between Richard J. Brandewie and Montgomery Tank Lines. +

     (c)(5) Employment Agreement, dated as of February 10, 1998, by and between Marvin Sexton and Montgomery Tank Lines. +

     (c)(6) Non-Competition Agreement, dated as of February 10, 1998, by and between MTL Inc. and Elton E. Babbitt.

     (d) Preliminary copies of each of the Proxy Statement of the Company, Letter to Shareholders, Notice of Special Meeting of Shareholders and Proxy Card.

     (e)  Not applicable.

     (f)  None.

     (g) The audited consolidated financial statements of the Company for the fiscal year ended December 31, 1997. +

______________________
+ Previously filed.